UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant's name into English)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Change in Registrant’s Certifying Accountant

On March 2, 2021, Fusion Fuel Green plc (the “Company”) dismissed Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm. The Audit Committee of the Board of Directors (“Audit Committee”) participated in and approved the decision to change the Company’s independent registered public accounting firm.

Marcum’s audit report on the financial statements of the Company as of June 30, 2020 and for the period from April 3, 2020 (inception) to June 30, 2020 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that Marcum’s report included an explanatory paragraph as to the ability of Fusion Welcome – Fuel, S.A., the Company’s operating subsidiary (“Fusion Fuel”) to continue as a going concern, with respect to Marcum’s audit of the consolidated financial statements of Fusion Fuel as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and the period from July 26, 2018 (inception) to December 31, 2018. Marcum’s audit report on the financial statements of HL Acquisition Corp., the Company’s predecessor (“HL”), as of June 30, 2020 and 2019 and for the years then ended, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that Marcum’s report included an explanatory paragraph as to HL’s ability to continue as a going concern.

With respect to such audit periods, there were no disagreements (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to Marcum’s satisfaction, would have caused Marcum to make reference thereto in their reports on the financial statements for such year. There were no “reportable events” within the meaning if Item 304(a)(1)(v) of Regulation S-K.

The Company provided Marcum with a copy of the disclosures it is making in this Report on Form 6-K and requested that Marcum furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of Marcum’s letter dated April 29, 2021, is filed as Exhibit 16.1 hereto.

The Audit Committee approved the appointment of KPMG Chartered Accountants (“KPMG”) as the Company’s independent registered public accounting firm for the Company’s year ended December 31, 2020, subject to completion of KPMG’s standard client acceptance procedures and execution of an engagement letter. On March 2, 2021, KPMG completed its procedures, accepted appointment as the Company’s independent registered public accounting firm and the Audit Committee of the Board of Directors executed an engagement letter with KPMG.

During the fiscal year ended December 31, 2020, and through the subsequent interim period through KPMG’s engagement on March 2, 2021, neither the Company, Fusion Fuel, HL, nor anyone acting on its or their behalf, has consulted with KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report or oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Financial Statements and Exhibits.

Exhibit Number	Description

16.1	Letter of Marcum LLP dated April 29, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2021	FUSION FUEL GREEN PLC

	By:	/s/ Frederico Figueira de Chaves
Name: Frederico Figueira de Chaves
Title: Chief Financial Officer

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